Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.	Name and Address of Company

KIMBER RESOURCES INC.
215 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

(“Kimber” or the “Company”)

Item 2.	Date of Material Change

February 8, 2008

Item 3.	News Release

A news release announcing the material change was issued by Kimber on February 8, 2008 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.	Summary of Material Change

The Company plans to complete a non-brokered private placement of up to 6,666,667 units to raise $5 million, subject to a possible oversubscription of up to an additional $1 million on the same terms. Each unit will be priced at C$0.75 and will consist of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.25 per warrant share for a period of 24 months from the date on which the units are issued.

Item 5.	Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

     KIMBER ANNOUNCES NON-BROKERED PRIVATE PLACEMENT AND PLANS TO DRILL TEST DEPTH POTENTIAL OF MONTERDE GOLD-SILVER PROJECT

February 8, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to announce that it plans to complete a non-brokered private placement of up to 6,666,667 units to raise $5 million, subject to a possible oversubscription of up to an additional $1 million on the same terms. The net proceeds of the private placement will be used for exploration of the Company’s Monterde, Pericones and Setago properties, advancement of Carmen and general corporate purposes. In particular the Company is planning to use core drills to drill Carmen at depth, as well as other targets at Monterde.

“The funds raised will allow Kimber to resume drilling at its Monterde gold-silver project in the prolific Sierra Madre gold-silver belt of Mexico,” said Gordon Cummings, President & CEO of Kimber Resources. “Evidence from other gold-silver deposits in the Sierra Madre and deeper drill holes completed by Kimber, combined with our improved geologic understanding of the Monterde property, suggests there is excellent potential to extend higher grade mineralization to depth. This could significantly enhance the potential economics of the Monterde project.”

Placement Details

Each unit will be priced at C$0.75 and will consist of one common share plus one half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of C$1.25 per warrant share for a period of 24 months from the date on which the units are issued. A finder’s fee in cash and/or common shares of 7% will be paid by the Company on certain subscriptions from subscribers introduced to the Company by an independent third party. These certain subscriptions are expected to comprise less than 15% of the total private placement. Insiders of the Company may participate in the private placement in an aggregate amount not to exceed 10% of the total private placement.

Closing of the private placement is subject to the receipt of applicable regulatory approval, including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The common shares forming part of the units and any warrant shares acquired on the exercise of the warrants will be subject to a four (4) month hold period from the date on which the units are issued. The common shares to be issued pursuant to the private placement are not registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

About Kimber

Kimber owns mineral concessions covering approximately 32,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company’s Monterde property where three gold-silver deposits have already been identified, including the Carmen deposit. The Carmen deposit, which has been extensively drilled, is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. Further, reconnaissance exploration carried out in 2007 identified a number of new exploration targets. In addition, the Company has a 100% interest in the mineral concession of its Pericones property, a 6300 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51- 102

Not applicable

Item 7.	Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.	Executive Officers Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.	Date of Report

Dated at Vancouver, British Columbia, this 14th day of February, 2008.

KIMBER RESOURCES INC.

“M.E. Hoole”

per:
Michael E. Hoole
Vice President and Secretary